Filed pursuant to Rule 425

as of September 26, 2025

under the Securities Act of 1933, as amended

Registration File No.: 333-200831

BAILLIE GIFFORD FUNDS

Baillie Gifford International Alpha Fund

Form of email correspondence relating to the reorganizations of Baillie Gifford International All Cap Fund, Baillie Gifford Developed EAFE All Cap Fund, Baillie Gifford EAFE Plus All Cap Fund (each a “Target Fund”) with and into Baillie Gifford International Alpha Fund (the “Acquiring Fund”).

The following represents a general form of email correspondence between Baillie Gifford Overseas Limited and Target Fund shareholders, introducing to these shareholders certain preliminary disclosures about the approval of mergers into the Acquiring Fund:

Dear [shareholder],

I’m writing to let you know that the Board of Trustees of the Baillie Gifford Funds approved the merger of our three International All Cap Funds (including the [ ] fund in which you invest) into Baillie Gifford International Alpha Fund on or around 2nd February 2026.  You do not need to take any action, but you should read the attached Prospectus Supplement, and we will share a more detailed Information Statement in mid-November 2025 (this statement first needs to be reviewed by the SEC).  As part of the merger process, Baillie Gifford Overseas has agreed to cover certain costs related to the merger. Details of these will be in the Information Statement.  The International All Cap Funds all have an expense cap in place (other expenses are capped at 15 basis points).  The International Alpha Fund, being larger, has a lower total expense ratio.

This decision is due to the challenging longer-term performance of the International All Cap Funds.  The International Alpha Fund has a similar investment philosophy, however is managed by a different team, has an ACWI ex US index, has a different track record and, due to its scale, a lower total expense ratio.